

02007257

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

4/1/2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-28772

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECEIVED
MAR 0 1 2002

NAME OF BROKER-DEALER:

First Union Securities Financial Network, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 E Byrd Street

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Glaser 804-782-4162

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG, LLP

(ADDRESS)	2800 Two First Union Center	Charlotte	NC	28282-8290
	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/1/2002

OATH OR AFFIRMATION

I, Gregg Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Union Securities Financial Network, Inc as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregg Glaser
Chief Financial Officer

Charlotte P. Haynes
Notary Public 6/30/04

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
	(o)	**Independent auditor's report on internal accounting control**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Directors
First Union Securities Financial Network, Inc.:

We have audited the accompanying statement of financial condition of First Union Securities Financial Network, Inc. (a subsidiary of Wachovia Corporation) (the Company) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Union Securities Financial Network, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2002



FIRST UNION SECURITIES FINANCIAL NETWORK, INC.

(A Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	9,613,980
Commissions and other receivables from broker dealers and clearing organizations		8,806,062
Forgivable loans, net		8,337,212
Income tax receivable from Parent		3,058,552
Deferred tax asset		1,009,543
Pledged securities owned, at estimated fair value		40,411
Property and equipment, net		76,537
Other assets		1,840,560
Total assets	$	32,782,857
Liabilities and Stockholder's Equity		
Liabilities:		
Commission payable	$	2,905,690
Securities sold, not yet purchased, at estimated fair value		87,639
Accounts payable, accrued expenses and other liabilities		7,243,875
Total liabilities		10,237,204
Stockholder's equity		22,545,653
Total liabilities and stockholder's equity	$	32,782,857

See accompanying notes to statement of financial condition.

FIRST UNION SECURITIES FINANCIAL NETWORK, INC.

(A Subsidiary of Wachovia Corporation)

Notes to Statement of Financial Condition

December 31, 2001

(1) Summary of Significant Accounting Policies

(a) Organization

First Union Securities Financial Network, Inc. (the Company) is a subsidiary of Wachovia Corporation (the Parent), formerly First Union Corporation. Prior to January 1, 2001, the company (formerly JWGenesis Financial Services, Inc.), was a wholly owned subsidiary of JWGenesis Financial, Inc., which was a wholly-owned subsidiary of JWGenesis Financial Corp. ("JWGFC"). On January 1, 2001, JWGFC was acquired through a cash purchase by First Union Corporation and changed its name to First Union Genesis Holdings, Inc.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. All securities transactions are cleared through an affiliated broker-dealer, First Clearing Corp. (FCC), on a fully-disclosed basis.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Securities Owned and Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are carried at market value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recorded in the statement of financial condition.

Under SFAS 140, securities, which can be sold or rehypothecated by the holder are classified as securities owned. As all the Company's securities are deposited with FCC, they have been reclassified accordingly. Securities owned, which are readily marketable, are recorded at estimated fair value.

(d) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return of the Parent. Current federal income tax expense is calculated at statutory rates and paid to the Parent. The Company files returns as part of a combined state income tax return with other subsidiaries of the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected

(Continued)

to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Financial Instruments

The Company's financial instruments are carried at market value, fair value, or at amounts which approximate fair value because of their short-term nature.

(2) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001, securities owned and securities sold, not yet purchased consist of trading and investment securities at market value, as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Pledged securities owned:		
U.S. Government and agency obligations	$ 23,198	$ 79
State and municipal government obligations	—	87,560
Corporate obligations	17,213	—
Total :	$ 40,411	$ 87,639

(3) Property and Equipment

Property and equipment consisted of the following at December 31, 2001:

Equipment	$ 109,871
Communications and computer equipment	20,045
	129,916
Less: accumulated depreciation and amortization	53,379
	$ 76,537

(Continued)

FIRST UNION SECURITIES FINANCIAL NETWORK, INC.

(A Subsidiary of Wachovia Corporation)

Notes to Statement of Financial Condition

December 31, 2001

(4) Income Taxes

The sources and tax effects of temporary differences that give rise to significant portions of deferred income tax assets (liabilities) at December 31, 2001, are as follows:

Deferred tax assets (liabilities):		
Accrued expenses, deductible when paid	$	290,530
Deferred compensation		827,519
Other		20,969
Prepaid pension		(129,475)
Net deferred income tax asset	$	1,009,543

The realization of the net deferred income tax asset may be based on utilization of carrybacks to prior taxable periods, the anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred income tax assets resulting from the scheduling of temporary differences.

The Internal Revenue Service (IRS) is currently examining the Parent's federal income tax returns for the years 1997 through 1999. In addition, in November 2001, the IRS issued reports related to the examination of the Parent's 1994 to 1996 federal income tax returns. Although the amount of any ultimate liability with respect to such examinations cannot be determined, the corporation believes that any such liability will not have a material impact on the Company's financial position or results of operations. In 1999, the IRS examination of the Parent's federal income tax returns for the years 1991 through 1993 was settled with no significant impact on the Company's financial position or results of operations.

(5) Retirement Benefit Plans

Prior to January 1, 2001, all full-time employees of the Company over the age of 21 ("Eligible Employees") were eligible to participate in JWGFC's Pension and Profit Sharing Plan (the "Plan") which offers its participants tax advantages pursuant to Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, a participant could elect to defer up to 10% of their compensation. The Company would make a matching contribution to the Plan of 50% of the first 4% of compensation contributed by each participant who was employed by the Company on December 31 of such year. Participants' contributions to the Plan were fully vested at all times and were not subject to forfeiture. On April 1, 2000, all employees became fully vested in the Company's matching contributions. All employees hired after April 1, 2000 were fully vested in all matching contributions upon election to participate in the Plan. Contributions were made by participants by means of a payroll deduction program. Within specified limits, participants had the right to direct their savings into certain kinds of investments as specified in the

Plan. Effective January 1, 2001, the Plan no longer accepted contributions, and all Eligible Employees could elect to participate in the First Union Corporation Savings Plan of the Parent.

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the First Union Corporation Savings Plan of the Parent. In addition, the Parent provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents. The Parent allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Parent's retirement and postretirement plan calculations and is therefore not available.

The Parent matches 100% of employee matching savings plan contributions up to 6% of eligible compensation, as defined.

(6) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties. These transactions are executed under terms which management believes approximates the fair value of such services.

(a) Services Provided by Affiliates to the Company

The Parent provides the Company with certain centralized administrative services, staff support, and systems support. The Parent allocated $1,793,257 in costs for these services provided to the Company. Accounts payable, accrued expenses and other liabilities include non-interest bearing payables of $394,990 to the Parent at December 31, 2001.

(b) Line of Credit Agreement

The Company has entered into a variable rate revolving unsecured line of credit (the Agreement) with the Parent. Under the terms of the Agreement, the Company may, from time to time, borrow funds from the Parent for general operating purposes provided that aggregate borrowings under the Agreement do not exceed $5,000,000 at any one time. The principal amount of the Agreement is due on demand. The interest rate on borrowings under this line of credit is based on the prior month's average federal funds rate. At December 31, 2001, the Company had a $5,312,276 balance outstanding, which is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition. The Parent has approved the overdraft and continuously evaluates the borrowing needs of subsidiaries to determine whether lines of credit increases are necessary.

(Continued)

(c) Clearing Services

The Company has entered into a fully disclosed clearing agreement with First Clearing Corp. (FCC), an affiliate, to clear its retail securities transactions. The agreement provides for the Company to pay FCC on a cost plus reimbursement arrangement. At December 31, 2001, receivables from broker dealers and clearing organizations includes $8,486,309 due from FCC in connection with the fully disclosed clearing arrangement.

The Parent entered an agreement with one of the Company's former clearing brokers to pay that clearing broker $12 million, plus certain other amounts, to release the Company from its clearing agreement with that clearing firm. Such amount is recorded in stockholder's equity on the statement of financial condition.

(7) Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements in accordance with the aggregate indebtedness method permitted by the rule. Under this method, the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001 the Company's net capital, as defined, was $5,181,502, which was $4,504,864 in excess of its required net capital of $676,638. The Company's ratio of aggregate indebtedness to net capital was 1.96 to 1.

The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(8) Off-Balance-Sheet Risk, Commitments and Contingent Liabilities

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCC with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCC for losses that FCC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2001, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position or results of operations.